UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-303

The Kroger Co. Savings Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

The Kroger Co. Savings Plan

Financial Statements and Supplemental Schedules

For the Years Ended December 31, 2003 and 2002

Independent Auditors’ Report

THE KROGER CO. SAVINGS PLAN

Financial Statements

And

Supplemental Schedules

December 31, 2003 and 2002

With

Independent Auditors’ Report

THE KROGER CO. SAVINGS PLAN

INDEPENDENT AUDITORS’ REPORT

The Administrative Committee of

The Kroger Co. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Kroger Co. Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2002 financial statements of the Plan were audited by other auditors whose report dated June 27, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Kroger Co. Savings Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 1, 2004

1

THE KROGER CO. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

(In Thousands)

	2003	2002
Assets:
Cash	$1,618	1,146

Investments, at fair value except as shown otherwise:
Common stocks	1,178,309	1,045,064
Mutual funds	409,822	282,001
Stable value funds (at contract value)	616,442	556,279
Collective trusts	316,921	233,119
Participant loans	50,583	50,585

	2,572,077	2,167,048

Receivables:
Employer contributions	5,676	6,299
Participant contributions	—	3,900
Accrued income	749	731

	6,425	10,930

	2,580,120	2,179,124
Liabilities:
Administrative fees payable	185	192

Net assets available for benefits	$2,579,935	2,178,932

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

(In Thousands)

	2003	2002
Additions:
Contributions:
Employer	$6,059	6,712
Participant	135,075	140,692

	141,134	147,404

Investment income:
Net appreciation in fair value of investments	358,384	—
Dividends	2,789	3,499
Interest	32,068	33,391

	393,241	36,890

Total additions	534,375	184,294

Deductions:
Net depreciation in fair value of investments	—	524,359
Benefits paid to participants	132,404	181,039
Administrative expenses	978	562

Total deductions	133,382	705,960

Transfers:
Transfer from other plans	10	1,393

Net increase (decrease)	401,003	(520,273)
Net assets available for benefits:
Beginning of year	2,178,932	2,699,205

End of year	$2,579,935	2,178,932

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of The Kroger Co. Savings Plan (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly owned subsidiaries (collectively the Company). The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee. Subject to certain limits, participants may contribute up to 25% (6% if the participant is a highly compensated employee as defined by the Internal Revenue Service) of annual compensation to the Plan. Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Employer. At the end of each year, the Company makes a basic matching contribution into the The Kroger Co. common stock fund equal to ten percent (10%) of the salary directed by participants to The Kroger Co. common stock fund during the year. The Company has notified participants that as of July 1, 2004, it will discontinue the matching contribution.

The Plan also permits a supplemental matching contribution of 0-20% of participant contributions. Supplemental matching contributions, if any, are allocated in proportion to participant contributions directed to all investment funds. This supplemental contribution is automatically invested in The Kroger Co. common stock fund; however, this contribution may be reallocated by the participant to other investment choices at any time. The supplemental contribution is based on the annual financial results of the Company and determined annually by the Board of Directors. In 2003 and 2002, the Company made no supplemental contribution.

Participant accounts

Each participant account is credited with the participant contribution, related matching contribution, supplemental contribution (if any), and an allocation of Plan earnings or losses. Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors. At termination, participants whose accounts have never exceeded $5,000 will receive a single lump sum distribution. Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options. Participants are entitled to benefits beginning at normal retirement age (generally age 65). Benefits are recorded when paid. Unclaimed benefits are forfeited and are applied to pay Plan expenses.

Loans

The Plan permits participants to borrow from their vested account. The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account. Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.5%. The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter. Principal and interest are paid through periodic payroll deductions.

2.	Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Investments in common stocks, mutual funds, and collective trusts are valued at fair value based on quoted market prices. Investment contracts are valued at contract value (cost plus accrued interest), based upon information received from a financially responsible third party.

Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned.

Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees. Any expenses that are unable to be allocated to participants are paid by the Company.

3.	Investments:

The Plan provides for participant directed investment into common stock of The Kroger Co., mutual funds, collective trusts, and stable value funds. Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
The Kroger Co. Common Stock Fund	$1,178,230	1,045,064
Merrill Lynch Equity Index Trust	176,714	131,350
Stable Value Funds	616,442	556,279
Merrill Lynch Fundamental Growth Fund	153,369	118,577

During the year ended December 31, 2003, Plan investments (including investments bought, sold and held during the year) appreciated (depreciated) by $358,384 and $(524,359) as follows (in thousands):

	2003	2002
Common stocks:
The Kroger Co	$202,497	(361,661)
Other common stocks	49,493	—
Collective trusts	33,150	(96,689)
Mutual funds	73,244	(66,009)

	$358,384	(524,359)

4.	Nonparticipant-Directed Investments:

Investments in The Kroger Co. common stock are generated from participant-directed contributions, the Company’s basic matching contribution, and the Company’s supplemental matching contribution. Employee and employer amounts invested in The Kroger Co. common stock cannot be separately determined. Accordingly, investments in The Kroger Co. common stock are considered nonparticipant-directed for disclosure purposes.

The information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Employer Stock Fund is as follows (in thousands):

	2003	2002
Employer Stock Fund	$1,178,230	1,045,064

	2003	2002
Change in net assets in the Employer Stock Fund:
Participant contributions	$60,730	65,327
Employer contributions	6,498	7,194
Transfer from other plans	3	—
Interest	1,627	1,675
Net appreciation (depreciation)	202,497	(361,605)
Distributions to participants	(49,639)	(78,090)
Administrative expenses	(228)	(275)
Transfers to other funds, net	(88,322)	(117,564)

	$133,166	(483,338)

5. Investments Contracts:

The Stable Value Funds contain an allocation of various investment contracts that are fully benefit responsive. A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

The following information is presented in the aggregate for the investment contracts (in thousands):

	2003	2002
Contract value	$616,442	556,279
Fair value	$631,303	576,958
Crediting interest rate	9% to 5.9%	1.3% to 7.5%
Average Yield	5.0%	5.5%

The crediting interest rates for the investment contracts are based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment. Certain of the crediting rates are adjusted quarterly. The minimum crediting interest rate for these investments is zero.

The fair value of the fixed income investments is calculated as the aggregate present value of the underlying cash flows using interest rates quoted for securities with similar duration and credit risk.

6.	Income Tax Status:

The Plan obtained a determination letter dated March 18, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Service Code (IRC). Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, including changes related to recent tax law changes included in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

8.	Related-party and Party-in-interest Transactions:

The Plan held, at fair value, $1,178,230,183 and $1,045,064,089 of The Kroger Co. common shares at December 31, 2003 and 2002, respectively.

The Plan purchased 6,889,563 and 7,985,752 shares of The Kroger Co. common shares at a cost of $111,524,052 and $146,469,344 in 2003 and 2002, respectively.

The Plan sold 10,137,491 and 13,578,478 shares of The Kroger Co. common shares for $168,935,935 and $254,322,769 with a realized gain of $44,808,904 and $107,711,436 in 2003 and 2002, respectively.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan. Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

9.	Transfers from Other Trusts:

During 2003, participant balances of approximately $10,000 were transferred from The Kroger Co. Savings Plan for Bargaining Unit Associates into the Plan.

During 2002, participant balances of approximately $1,393,000 were transferred from the Merksamer Jewelers, Inc. Profit Sharing 401(k) Plan into the Plan.

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740     Plan Number: 004

Schedule of Assets (Held at End of Year)

December 31, 2003

(In Thousands)

(a)	(b),(c) Investment description	(d) Cost		(e) Current value
	Stable Value Funds, .9% to 5.9%	**		$616,442

	Common stocks:
*	The Kroger Co. ***	$610,8	97	1,178,230
	Ascential Software Corp	**		79

				1,178,309

	Collective trusts:
*	Merrill Lynch International Index Fund	**		12,736
*	Merrill Lynch International Index Fund GM	**		22,943
*	Merrill Lynch Small Cap Index Fund	**		31,663
*	Merrill Lynch Small Cap Index Fund GM	**		5,714
*	Merrill Lynch Equity Index Trust	**		176,714
*	Merrill Lynch Equity Index Trust GM	**		67,151

				316,921

	Mutual funds:
*	Merrill Lynch Mid Cap Index Trust	**		6,128
*	Merrill Lynch Mid Cap Index Trust GM	**		11,346
	AXA Rosenberg U.S. Small Cap Fund	**		14,153
*	Merrill Lynch Fundamental Growth Fund	**		153,369
	Van Kampen Emerging Markets Fund	**		13,880
	Van Kampen Emerging Markets Fund GM	**		7,548
	Van Kampen Emerging Growth Fund	**		65,888
*	Merrill Lynch Global Allocation	**		38,912
	Templeton Foreign	**		20,219
*	Merrill Lynch Basic Value Fund	**		77,301
	Temporary Investment Fund	**		1,078

				409,822

*	Participant loans, 5.0% to 11.0%, 1-6 year maturities	$—		50,583

				$2,572,077

*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.
***	Investment includes both participant and nonparticipant directed investments.

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740     Plan Number: 004

Schedule H, Part IV, 4j - Schedule of Reportable Transactions

Year Ended December 31, 2003

(In Thousands)

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Fair Value on Transaction Date	(i) Net Gain/(Loss)

Reporting Criterion III	Any series of transactions within the plan year involving securities of the same issue that, when aggregated, involves an amount in excess of five percent of the current value of Plan

* The Kroger Co.	The Kroger Co. Common Stock Fund	$111,524		111,524	111,524

* The Kroger Co.	The Kroger Co. Common Stock Fund		$168,936	124,127	168,936	44,809

*	Indicates party-in-interest to the Plan.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN

Date: June 24, 2004	By:	/s/ Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Accountants